EXHIBIT 4.7

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE LIMINAL BIOSCIENCES INC. HAS DETERMINED THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO LIMINAL BIOSCIENCES INC. IF PUBLICLY DISCLOSED.

LIMINAL BIOSCIENCES INC.

SECURED CONVERTIBLE DEBENTURE

$[●]	[●], 2020

FOR VALUE RECEIVED, Liminal BioSciences Inc., a corporation existing under the Canada Business Corporations Act (the “Company”), promises to pay to [●] (“Holder”), or its assigns, in lawful money of Canada, the principal sum of $[●] (the “Principal Amount”), together with interest on the unpaid Principal Amount hereof in accordance with the terms set forth below, from the date hereof until this Debenture is paid or converted as provided herein. All unpaid Principal Amount and other amounts payable hereunder, including interest, shall be due and payable on the earliest to occur of the following: (i) March 31, 2022 (the “Maturity Date”); (ii) upon the closing of a Change of Control (as defined below); or (iii) upon an Event of Default (as defined below). Interest shall accrue on the unpaid Principal Amount at a rate of 8% per annum, compounded quarterly.

This Debenture may be one of a series of convertible debentures issued by the Company. The Debentures (as defined below) shall rank pari passu with each other in the right to repayment. The following is a statement of the rights of Holder and the conditions to which this Debenture is subject, and to which Holder, by the acceptance of this Debenture, agrees:

1.Definitions. As used in this Debenture, the following capitalized terms have the following meanings:

(a)“Balance Sheet Test” means the consolidated cash and cash equivalents of the Company being equal to at least $[***], in accordance with GAAP, as per IFRS.

(b)“Balance Sheet Test Event” means any event (including any equity financing, non-dilutive financing or commercial arrangement), pursuant to which the Balance Sheet Test becomes satisfied, as reasonably determined by the Company and as reasonably agreed by Holder.

(c)“Change of Control” means, with respect to the Company, the closing of (A) the sale, lease, exclusive license (other than as part of the Company’s generally available commercial product or service) or other disposition of all or substantially all of its property or business; (B) the consummation of an amalgamation or merger with any other Person (other than a wholly-owned subsidiary corporation) or other corporate reorganization, where (i) the shareholders of the Company immediately prior to such consolidation, amalgamation, arrangement, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, amalgamation, arrangement, merger or reorganization or (ii) more than 50% of the voting power of the Company is disposed of; or (C) any sale or other disposition or series of related sales or dispositions of the outstanding Shares where (i) the shareholders of the Company immediately prior to such transaction or the first of such series of related transactions, directly or indirectly, own less than 50%

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of the voting power of the Company immediately following such transaction or series of related transactions (other than a bona fide equity financing transaction) or (ii) more than 50% the voting power of the Company is disposed of (other than a bona fide equity financing transaction); provided, however, that a merger effected exclusively for the purpose of changing the domicile of the Company or a sale of shares for the purpose of raising capital shall not be a “Change of Control”.

(d)“Conversion Price” means the price per Share equal to the five (5) trading day VWAP of a Share immediately preceding the date of conversion.

(e)“Debenture” shall mean this secured convertible debenture, and “Debentures” shall mean, collectively, this secured convertible debenture and any similar secured convertible debenture issued by the Company to certain holders.

(f)“Event of Default” has the meaning given in the General Security Agreement.

(g)“Fairhaven” means Fairhaven Pharmaceuticals Inc., a corporation existing under the Canada Business Corporations Act.

(h)“General Security Agreement” means the Guarantee and General Security Agreement dated as of the date of this Debenture among Fairhaven, the Holder and certain other holders of Debentures, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time.

(i)“Person” means an individual, corporation, partnership, limited partnership, limited liability company, unlimited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any governmental entity or quasi-governmental body or regulatory authority, and pronouns have a similarly extended meaning.

(j)“Shares” the common shares in the capital of the Company.

(k) “TSX” means the Toronto Stock Exchange.

(l)“VWAP” means the volume weighted average trading price of the Shares on the TSX, calculated by dividing the total value by the total volume of the Shares traded for the relevant period.

(m)“Unanimous Holders” shall mean, collectively, all of the holders of the then outstanding Debentures, as of the applicable time of reference.

2.No Prepayment; Events Default. The Company may not prepay this Debenture in whole or in part without the consent of the Unanimous Holders. Any prepayments shall be made pro rata among the Unanimous Holders of all of the Debentures based on the relative outstanding principal amounts of the Debentures. All payments of principal shall be in lawful money of Canada. Upon the occurrence or existence of any Event of Default, and at any time thereafter during the continuance of such Event of Default, the Unanimous Holders may, by written notice to the Company, declare all outstanding obligations payable by the Company under the Debentures to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Unanimous Holders may exercise any other right, power or remedy granted to them by the Debentures or otherwise permitted to them by law, either by suit in equity or by action at law, or both.

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3.Conversion.

(a)Optional Conversion by Unanimous Holders. The Unanimous Holders shall have the right by delivering written notice thereof to the Company, at any time prior to the Maturity Date, to convert the outstanding Principal Amount and any accrued interest on this Debenture into such number of Shares obtained by dividing (i) the outstanding Principal Amount and any accrued interest on this Debenture, by (ii) the Conversion Price, rounded down to the nearest whole share. The Unanimous Holders may exercise their rights pursuant to this Section 3(a) by delivering written notice thereof to the Company.

(b)Optional Conversion by Company – Balance Sheet Test Event. The Company shall have the right by delivering written notice thereof to the Unanimous Holders, at any time prior to the Maturity Date and within 30 days of a Balance Sheet Test Event, to convert the outstanding Principal Amount and any accrued interest on this Debenture into such number of Shares obtained by dividing (i) the outstanding Principal Amount and any accrued interest on this Debenture, by (ii) the Conversion Price, rounded down to the nearest whole share. The Company may exercise its rights pursuant to this Section 3(b) by delivering written notice thereof to the Unanimous Holders.

(c)Optional Conversion – At Maturity. If the Debenture has not been repaid or converted prior to the Maturity Date in accordance with the terms hereof, then the Unanimous Holders have the option, by written notice given to the Company by the Unanimous Holders prior, on or within 10 days after the Maturity Date, to (a) convert the Principal Amount and any accrued interest on this Debenture into such number of Shares obtained by dividing (i) the Principal Amount and any accrued interest on this Debenture, by (ii) the Conversion Price, rounded down to the nearest whole share; or (b) require repayment in full of the Principal Amount and any accrued interest on this Debenture by the Company.

(d)Issuance of Securities upon Conversion. As soon as practicable after conversion of this Debenture, the Company, at its expense, will cause to be issued in the name of and delivered to Holder, a copy of the certificate or certificates representing the number of fully paid and nonassessable Shares to which Holder shall be entitled on such conversion. No fractional shares will be issued on conversion of this Debenture. If Holder would otherwise be entitled to a fractional share, upon Holder’s request, Holder shall receive a cash payment equal to the Conversion Price multiplied by the fractional share Holder would otherwise be entitled to receive.

4.Proceeds and Costs Shared Rateably. Holder and the Company agree:

(a)any funds received by Holder pursuant to this Debenture or the General Security Agreement (whether as a result of scheduled payments from the Company or the realization of security), all costs of realization and all proceeds from such realization will be shared pari passu between the Unanimous Holders of the Debentures in the proportions of the amount of the indebtedness owing by the Company to each of them under the Debentures (a “Pro Rata Distribution”); and

(b)if any payment on account of the Debentures is made by the Company to Holder, but not all of the other Unanimous Holders, then Holder in receipt of such payment(s) shall promptly pay over to the other Unanimous Holders who did not receive such payment such amounts as are necessary to result in a Pro Rata Distribution among the Unanimous Holders of the payment(s) made by the Company, provided that in no event shall the Company be liable for, nor will it indemnify, defend and save harmless Holder for, any damages or claims relating to the inaccurate determination, allocation or disbursement of a Pro Rata Distribution between the Unanimous Holders.

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5.Termination of Rights. Whether or not this Debenture has been surrendered for cancellation, all rights with respect to this Debenture shall terminate and this Debenture shall cease to exist and become null and void upon the issuance of equity securities upon conversion of this Debenture or repayment in full of the Principal Amount and any accrued interest of this Debenture by the Company. Notwithstanding the foregoing, Holder agrees to surrender this Debenture to the Company for cancellation as soon as is practicable following repayment or conversion of this Debenture. Upon termination of this Debenture, Holder shall, upon the request and at the expense of the Company, execute and deliver to the Company a full release and discharge for this Debenture.

6.Successors and Assigns. Subject to the restrictions on transfer described in Sections 8 and 9, the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

7.Waiver and Amendment. Any provision of this Debenture may be amended, waived or modified upon the written consent of the Company and the Unanimous Holders.

8.Transfer of this Debenture or Securities Issuable on Conversion Hereof. This Debenture shall not be transferred by Holder (other than to an affiliate) without the prior written consent of the Company.

9.Assignment by the Company. Neither this Debenture nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by the Company (other than a wholly-owned subsidiary corporation) without the prior written consent of the Unanimous Holders.

10.Benefit to Fairhaven. It is agreed that, upon receipt of the Principal Amount by the Company in accordance with the terms hereof, the entire Principal Amount will be loaned by the Company to Fairhaven and the proceeds of such loan to Fairhaven by the Company will be used by Fairhaven in its operations.

11.General Security Agreement. In connection with the Company issuing this Debenture to Holder and in consideration for the Company lending the Principal Amount to Fairhaven, as contemplated by Section 10, Fairhaven shall enter into the General Security Agreement to secure the due payment of the Principal Amount, interest and all other moneys from time to time owing hereunder.

12.No Shareholder Rights. This Debenture shall not entitle Holder to any voting rights or any other rights as a shareholder of the Company or to any other rights except the rights stated in this Debenture.

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13.Notices. Any notice required or permitted by this Debenture shall be in writing and shall be deemed sufficient upon delivery, when emailed, when delivered personally or by a recognized delivery service, or 48 hours after being deposited in the mail, as certified or registered mail, with postage prepaid, addressed to the respective parties as follows:

(a)if to the Company or to Fairhaven:

Liminal BioSciences Inc.

440, boul. Armand-Frappier

Bureau 300

Laval, Québec

H7V 4B4

Attention: Marie Iskra, General Counsel

Email: m.iskra@liminalbiosciences.com

(b)if to Holder:

[●]

Attention: [●]

Email: [●]

or to such other address or facsimile number as any party may from time to time designate in accordance with this Section 13.

14.Severability. If any provision (or any part of any provision) contained in this Debenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Debenture, but this Debenture shall be construed as if such invalid, illegal or unenforceable provision (or part thereof) had never been contained herein but only to the extent such provision (or part thereof) is invalid, illegal or unenforceable.

15.Currency. Unless indicated otherwise, all references to money amounts in this Debenture are to Canadian dollars.

16.Governing Law. This Debenture and all actions arising out of or in connection with this Debenture shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Debenture to be issued as of the date first written above.

COMPANY:

LIMINAL BIOSCIENCES INC.

By:
Name:
Title:
Email:
Address:

ACKNOWLEDGED AND AGREED:

Intervening hereto, solely for the purposes of Section 11.	FAIRHAVEN PHARMACEUTICALS INC.

By:
Name:
Title:
Email:
Address:

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HOLDER:

[●]

By:
Name:
Title:
Email:
Address:

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